UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 3)1

_____________________________________________________
Immersion Corporation
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
452521107
(CUSIP Number)
ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
745 Boylston Street
3rd Floor
Boston Massachusetts 02116
(212) 752-5750
COPIES TO:
Jeffrey Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 15, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,357,934
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,357,934

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

*	This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,387,898
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,387,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,357,934
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,357,934

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,387,898
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,387,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,745,832
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,745,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,745,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,745,832
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,745,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,745,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”) and is being filed by the undersigned to revise and supplement certain information in the Schedule 13D. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of Schedule 13D is hereby amended and restated to read as follows:
The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A or elsewhere in this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 1,357,934 Shares beneficially owned by Series One is approximately $12,311,815.45, including brokerage commissions.
The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A or elsewhere in this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 2,387,898 Shares beneficially owned by VSO II is approximately $20,489,539.55, including brokerage commissions.

Item 4.	Purpose of the Transaction.
Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
The information in Item 6 is incorporated herein by reference.
As previously disclosed, the Reporting Persons believe that the Shares are materially undervalued and believe that for the full value of the Shares to be realized, significant and immediate improvements to the Issuer’s corporate governance, cost structure and capital allocation are required. The Reporting Persons believe that it has become clear that significant changes to the Board may be necessary to improve shareholder returns and ensure accountability of the Board to shareholders. Further, the Reporting Persons note that while the Issuer professes that its actions are aligned with shareholder interests, the Issuer has not yet satisfied Series One’s books and records demand regarding Board appointments that the Reporting Persons believe run counter to alignment with shareholder interests.  The Reporting Persons again request for the Issuer to comply with the books and records request and that individual directors of the Issuer state whether they believe the Issuer should comply with the request.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer, industry participants and others about the Issuer and the Reporting Persons’ investment and potential strategic alternatives for the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure, potential strategic alternatives, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.
Item 5 of Schedule 13D is hereby amended and restated to read as follows:
The aggregate percentage of Shares reported as beneficially owned by each Reporting Person is based upon 31,795,744 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2019.

A. Series One

(a)	As of the close of business on November 18, 2019, Series One beneficially owned 1,357,934 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,357,934
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,357,934

(c)	Series One has not entered into any transactions in the Shares during the past sixty days.

B. VSO II

(a)	As of the close of business on November 18, 2019, VSO II beneficially owned 2,387,898 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,387,898
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,387,898

(c)	The transactions in the Shares by VSO II during the past sixty days are set forth in Item 6 and are incorporated herein by reference.

C. VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,357,934 Shares beneficially owned by Series One.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,357,934
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,357,934

(c)	VIEX GP has not entered into any transactions in the Shares during the past sixty days.

D. VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,387,898 Shares beneficially owned by VSO II.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,387,898
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,387,898

(c)
VSO GP II has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of VSO II during the past sixty days are set forth in Item 6 and are incorporated herein by reference.

E. VIEX Capital

(a)
VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 1,357,934 Shares beneficially owned by Series One and (ii) 2,387,898 Shares beneficially owned by VSO II.

Percentage: Approximately 11.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,745,832
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,745,832

(c)
VIEX Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the shares on behalf of VSO II during the past sixty days are set forth in Item 6 and are incorporated herein by reference.

F. Eric Singer

(a)	Mr. Singer, as the managing member of VIEX GP, VSO GP II and VIEX Capital, may be deemed the beneficial owner of the (i) 1,357,934 Shares beneficially owned by Series One and (ii) 3,745,832 Shares beneficially owned by VSO II.

Percentage: Approximately 11.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,745,832
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,745,832

(c)	Mr. Singer has not entered into any transactions in the Shares during the past 60 days. The transactions in the shares on behalf of VSO II during the past sixty days are set forth in Item 6 and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On November 1, 2019, VSO II acquired put options (the "Long Puts") to cover over-the-counter market American-style put options referencing an aggregate of 310,600 Shares, which had an exercise price of $10.00 and expired on November 15, 2019, that were written by VSO II (the "Short Puts"). The purchase of Long Puts to cover the Short Puts resulted in the cancellation of both the Short Puts and the Long Puts.
On November 15, 2019, VSO II exercised over-the-counter market American-style call options referencing an aggregate of 220,500 Shares, which had an exercise price of $2.50 and expired on November 15, 2019, and acquired the Shares underlying such options.  Also, on November 15, 2019, VSO II exercised over-the-counter market American-style call options referencing an aggregate of 233,200 Shares, which had an exercise price of $5.00 and expired on November 15, 2019, and acquired the Shares underlying such options.
In addition, on November 15, 2019, over-the-counter market American-style put options sold by VSO II referencing an aggregate of 129,300 Shares, which had an exercise price of $7.50 and expired on November 15, 2019, were exercised and VSO II acquired the Shares underlying such options.  Further, over-the-counter market American-style put options sold by VSO II referencing an aggregate of 70,700 Shares, which had an exercise price of $7.50 and expired on November 15, 2019, expired for no value.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 19, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer